
02003322


RECEIVED
MAR 01 2002
352
SECTION

BD 3/5

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SEC FILE NUMBER
8- 051748

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kuhns Brothers Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Stamford Harbor Park, 333 Ludlow Street
(No. and Street)

Stamford	CT	06902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Kuhns — (203) 406-0077
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STEPHEN J. SUSSMAN, PLLC CERTIFIED PUBLIC ACCOUNTANT.
(Name — *if individual, state last, first, middle name*)

12 PARMENTER ROAD	LONDONDERRY,	NH	03053
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/02

OATH OR AFFIRMATION

I, John Kuhns, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kuhns Brothers Securities Corporation, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public 02/28/02

DIANE T. BOYAN
NOTARY PUBLIC
MY COMMISSION EXPIRES MAR. 31, 2003

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KUHNS BROTHERS SECURITIES CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2001

STEPHEN J. SUSSMAN
Certified Public Accountant
12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910
FAX (603) 437-3676

Independent Auditor's Report

To the Board of Directors of
Kuhns Brothers Securities Corporation
Stamford, CT

We have audited the accompanying statement of financial condition of Kuhns Brothers Securities Corporation (the Company) as of December 31, 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kuhns Brothers Securities Corporation as of December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Stephen J. Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
February 20, 2002

KUHNS BROTHERS SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 6,685
Receivable from broker-dealer	3,338
Deposit with clearing organization	25,017
Due from officer	14,226
Prepaid expenses	28,000
Deferred tax asset	23,800
Equipment, at cost less accumulated depreciation of $335	3,019
Total assets	$ 104,085

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 6,909
Stockholders' equity	
Common stock, $.01 par value; authorized 100 shares, 100 issued and outstanding	$ 1
Additional paid-in capital	181,499
Retained earnings (deficit)	(84,324)
Total stockholders' equity	$ 97,176
Total liabilities and stockholders' equity	$ 104,085

The accompanying notes are an integral part of these financial statements.

KUHNS BROTHERS SECURITIES CORPORATION

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues:	
Commission income	$ 3,963
Interest income	1,434
Total revenue	5,397
Expenses:	
Communications	4,023
Occupancy	2,835
Regulatory and professional fees	27,650
Other expenses	14,153
Total expenses	48,661
Income (loss) before income taxes	(43,264)
Benefit from income taxes	(9,800)
Net income (loss)	$ (33,464)

The accompanying notes are an integral part of these financial statements.

KUHNS BROTHERS SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid In Capital	Retained Earnings (Deficit)	Total
Balance at January 1, 2001	$ 1	$ 112,499	$ (50,860)	$ 61,640
Additional paid in capital	-	69,000	-	69,000
Net income (loss)	-	-	(33,464)	(33,464)
Balance at December 31, 2001	$ 1	$ 181,499	$ (84,324)	$ 97,176

The accompanying notes are an integral part of these financial statements.

KUHNS BROTHERS SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:	
Net income (loss)	$ (33,464)
Adjustments to reconcile net income to net cash used in operating activities:	
Deferred taxes benefit	(9,800)
Depreciation	335
(Increase) decrease in operating assets:	
Increase in due from broker-dealer	(3,338)
Increase in deposit with clearing organization	(25,017)
Non-cash interest income, due from officer	(1,054)
Increase in prepaid assets	(2,000)
Increase in accounts payable	6,909
Net cash used by operating activities	$ (67,429)
Cash flows from investing activities:	
Acquisition of equipment	$ (3,354)
Cash flows from financing activities:	
Repayment of due from officer	3,000
Additional paid in capital	69,000
Net cash provided from financing activities	72,000
Net increase in cash	$ 1,217
Cash at beginning of the year	5,468
Cash at end of the year	$ 6,685

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest payments	$ -
Income tax payments	$ -
Non-cash financing activities	
Interest income on due from officer was earned by increasing receivable balance	$ 1,053

Disclosure of accounting policy:
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

KUHNS BROTHERS SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
The Company was incorporated under the laws of the State of Connecticut on March 15, 1999. It serves as a Broker Dealer selling securities in private placements and corporate debt.

Revenue And Expenses
Commission revenue and related expenses are recognized on the accrual basis using the trade date method.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment
Property and equipment are recorded at cost. The cost of maintenance and repairs are charged to expense as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Depreciation expense for 2001 was $335.

NOTE 2- NET CAPITAL

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's (SEC) regulations and operating guidelines, that require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1. The Company's net capital, as computed under 15c3-1, was $28,131 at December 31, 2001, which exceeded required net capital of $5,000 by $23,131. The ratio of aggregate indebtedness to net capital at December 31, 2001 was 24.6%.

NOTE 3- INCOME TAXES

The deferred portion of the income tax expense included in the statement of operations as determined in accordance with FASB Statement 109, Accounting for Income Taxes, are as follows:

Federal	$ (5,800)
State	(4,000)
Total deferred tax benefit	$ (9,800)

As of December 31, 2001 the Company had a total federal net operating loss of $100,588. A net operating loss carry forward of $34,895 was from 1999, $24,915 from 2000 and $40,778 from 2001. These net operating losses can be carried forward for 20 years to offset any future earnings.

There exist differences in timing of revenue and expense items between Generally Accepted Accounting Principles, the Internal Revenue Code, and the CT Tax code. Deferred income taxes summarizes these differences at the balance sheet date.

NOTE 4- CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 5- RELATED PARTY TRANSACTIONS

The shareholder of the Company has been advanced money from the Corporation. Interest was accrued at 8% for 2001 for a total of $1,054. The ending balance due from the shareholder was $14,226 at December 31, 2001.

NOTE 6- LEASE COMMITTMENTS

Approximate future minimum lease payments of all non-cancelable operating leases for the next three years is as follows:

2002	$ 79,500
2003	79,500
2004	53,000
	$212,000

KUHNS BROTHERS SECURITIES CORPORATION

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2001

KUHNS BROTHERS SECURITIES CORPORATION

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2001

Total ownership equity from statement of financial condition	$ 97,176
Total nonallowable assets from statement of financial condition	(69,045)
Net capital before haircuts on securities positions	$ 28,131
Haircuts on securities	-
Net capital	$ 28,131
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$ [illegible]09
Total aggregate indebtedness	$ 6,909
Percentage of aggregate indebtedness to net capital	24.6%
Computation of basic net capital requirement:	
Minimum net capital required (6-2/3% of A.I.)	$ 461
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 23,131
Excess net capital at 1000%	$ 27,440

KUHNS BROTHERS SECURITIES CORPORATION

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
(X-17A-5)
AT DECEMBER 31, 2001

SCHEDULE I (CONTINUED)

	FOCUS REPORT - PART IIA QUARTER ENDED 12/31/01	ADJUSTMENTS	ANNUAL FINANCIAL STATEMENTS AT 12/31/01
COMPUTATION OF NET CAPITAL			
Total ownership equity from statement of financial condition	$ 57,390	$ 39,786	$ 97,176
Deductions and/or charges:			
Total nonallowable assets from statement of financial condition	$ 20,050	$ 48,995	$ 69,045
Haircuts on securities	-	-	-
Total deductions	$ 20,050	$ 48,995	$ 69,045
Net capital	$ 37,340	$ (9,209)	$ 28,131

SCHEDULE II

KUHNS BROTHERS SECURITIES CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2001

Kuhns Brothers Securities Corporation is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

STEPHEN J. SUSSMAN
Certified Public Accountant
12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910
FAX (603) 437-3676

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Kuhns Brothers Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Kuhns Brothers Securities Corporation (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with general accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.
Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, The National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Stephen J. Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
February 20, 2002